Exhibit 23.2

Independent Auditors’ Consent

The Board of Managers

Knight Energy Group, LLC:

We consent to the incorporation by reference in the registration statements (No. 333-146992, No. 333-124890, and No. 333-114686) on Form S-8 of Westside Energy Corporation of our report dated January 30, 2008, with respect to the balance sheet of Crusader Energy II, LLC as of December 31, 2005, and the related statements of operations, members’ equity, and cash flows for the period from January 1, 2006 to September 5, 2006 (date of merger) and the period from February 8, 2005 (date of formation) to December 31, 2005, which report appears in the definitive proxy statement of Westside Energy Corporation dated May 28, 2008.

/s/ KPMG LLP

Oklahoma City, Oklahoma

May 27, 2008